NATIXIS FUNDS TRUST I

September 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust I Post-Effective Amendment No. 85 (File Nos.: 2-98326 and 811-04323)

Dear Sir or Madam:

On behalf of Natixis Funds Trust I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 85 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T.

The Registrant is filing the Amendment to add two new series, Natixis Oakmark Global Fund and Natixis Oakmark International Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Amendment will become effective on December 15, 2010.

Please direct any questions or comments on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary